SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

Aviva plc Directors/Persons Discharging Managerial Responsibility -
Award of Phantom Units

3 January 2012

Aviva plc ("Aviva") announces that Trevor Matthews, Chief Executive of Aviva UK and an executive director of Aviva, has been granted an Award of Phantom Units equivalent to 373,271 (three hundred and seventy three thousand, two hundred and seventy one) Aviva plc ordinary shares of 25 pence each in connection with his recruitment.  This award was granted on 30 December 2011 under the rules of the Aviva Long Term Incentive Plan 2011 (LTIP).

The award will vest on 29 March 2014, subject to performance conditions which run from 1 January 2011 to 31 December 2013 and are consistent with the performance conditions for the LTIP awards granted to executive directors on 17 May 2011. On vesting, the award will be settled in cash in accordance with rule 4.4 of the LTIP.

This transaction took place in London.

Should you have any queries concerning this announcement, please contact Neil Wallace, Group Secretarial (020 7662 2227).

Russell Tullo, Deputy Group Company Secretary
Aviva plc

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transaction on 30 December 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 January, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary